OCEAN ENERGY, INC .
1984 Isaac Newton Square West, Suite 202,
Reston, VA 20190

August 5, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.W.

Division of Corporate Finance

Washington, D.C. 20549

Re:

Ocean Energy, Inc.

Amendment No. 3 to Registration Statement on Form S-1 Filed July 3, 2008

File No. 333-151747

Dear Mr. Mancuso and Mr. Jones:

Below are the responses to your comments on to your letter of July 25, 2008:

Signatures

1.

We note in response to prior comment 1 that Ms. Stupenko has now signed in the capacity of principal accounting officer.  However, below the second paragraph required on the Signature page you must indicate who is signing in the capacity of principal executive officer, principal financial officer, controller, principal accounting officer and director. See Instruction 1 to Form S-1. Please revise accordingly.

We have noted your comment and revised the Signature page.

The Company hereby acknowledges:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Valentyna Stupenko

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Chief Executive Officer

Date:  August 5, 2008